

July 16, 2020

Corey Sanders
Chief Financial Officer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: MGM Resorts International**
> **Form 10-K for the year ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-10362**

Dear Mr. Sanders:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures , page 40

1.   We understand that you use Adjusted EBITDAR as a valuation measure. Please tell us why you believe it is appropriate to present this measure on a comparable basis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction